UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

David Gallo
Valinor Management L.P.
510 Madison Avenue, 25th Floor
New York, New York 10022
(212) 918-5230

With copies to:
Jackie Cohen
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

August 5, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Valinor Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,266,092 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,266,092 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,266,092 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.47% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
(see Item 5)

	8	SHARED VOTING POWER
12,138,964 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
12,138,964 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,138,964 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.81% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
VND Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
16,405,056* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
16,405,056* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,405,056* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.21%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes shares owned by Valinor Capital Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
16,405,056* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
16,405,056* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,405,056* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.21%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*Includes shares owned by Valinor Capital Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
307,403 (see Item 5)

	8	SHARED VOTING POWER
16,405,056* (see Item 5)

	9	SOLE DISPOSITIVE POWER
307,403 (see Item 5)

	10	SHARED DISPOSITIVE POWER
16,405,056* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,712,459* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.46%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Valinor Capital Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented as follows:

On August 5, 2021, VND Partners, L.P. made a distribution in kind, on a pro-rata basis, for no additional consideration, of 1,101,539 to its limited partners, including 307,403 Shares to Mr. Gallo.  On August 6, 2021, VND Partners, L.P. made a distribution in kind, on a pro-rata basis, for no additional consideration, of 3,712,432 Shares to its limited partners.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 8, as of August 9, 2021, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of August 9, 2021 following the completion of the transactions described in Item 4 of this Amendment No. 8.

(a)	and (b)

As of August 9, 2021, assuming as if the Series A Preferred Shares, the Series A Warrants, the Series B Preferred Shares and the Series B Warrants beneficially owned by the Valinor Preferred Participants were convertible and exercisable, as the case may be: (A) Capital Partners directly holds 4,266,092 Shares, comprised of 3,832,630 Shares and 433,462 Shares issuable upon (i) conversion of 1,232 Series A Preferred Shares, (ii) the exercise of 19,892 Series A Warrants, (iii) conversion of  1,646 Series B Preferred Shares and (iv) the exercise of 29,838 Series B Warrants, which represents approximately 3.47% of the Issuer’s outstanding Shares (based on (i) 122,493,653 outstanding Shares outstanding at July 28, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 2, 2021, plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares and the exercise of the Series A Warrants and the Series B Warrants, in each case, held by Capital Partners); and (B) Capital Partners Offshore Master directly holds 12,138,964 Shares, comprised of 10,904,733 Shares and 1,234,231 Shares issuable upon (i) conversion of 3,510 Series A Preferred Shares, (ii) the exercise of 56,597 Series A Warrants, (iii) conversion of 4,698 Series B Preferred Shares and (iv) 83,234 Series B Warrants, which represents approximately 9.81% of the Issuer’s outstanding Shares (based on (i) 122,493,653 outstanding Shares outstanding at July 28, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 2, 2021, plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the Series B Preferred Shares and the exercise of the Series A Warrants and the Series B Warrants, in each case, held by Capital Partners Offshore Master).

David Gallo may be deemed to beneficially own 16,712,459 Shares, representing 13.46% of the Issuer’s outstanding Shares, including 307,403 Shares directly held following the transactions reported in Item 4 of this Amendment No. 8. Mr. Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) Capital Partners and (iii) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master, (b) Capital Partners and (c) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in Item 4 of this Amendment No. 8, none of the Reporting Persons has effected any transaction in the Shares within the last 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 4 and Item 5 are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented as follows:

24*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2021	Valinor Management, L.P.

By:	/s/ David Gallo
Name: David Gallo
Title: Managing Partner

Date: August 9, 2021	David Gallo

/s/ David Gallo

Date: August 9, 2021	Valinor Associates, LLC

By:	/s/ David Gallo
Name: David Gallo
Title: Managing Partner

Date: August 9, 2021	Valinor Capital Partners Offshore Master Fund, L.P.

By:	/s/ David Gallo
Name: David Gallo
Title: Managing Partner

Date: August 9, 2021	VND Partners, L.P.

By:	/s/ David Gallo
Name: David Gallo
Title: Managing Partner

Date: August 9, 2021	Valinor Capital Partners, L.P.

By:	/s/ David Gallo
Name: David Gallo
Title: Managing Partner